Exhibit (a)(5)(xxi)
ORIGINAL

Joseph J. Tabacco, Jr. (75484)
Email: jtabacco@bermanesq.com
Christopher T. Heffelfinger (118058)
Email: cheffelfinger@bermanesq.com
Nicole Lavallee (165755)
Email: nlavallee@bermanesq.com
BERMAN DEVALERIO PEASE
TABACCO BURT & PUCILLO
425 California Street, Suite 2025
San Francisco, California 94104
Telephone: (415) 433-3200
Facsimile: (415) 433-6382

Attorneys for Plaintiff
SUPERIOR COURT OF CALIFORNIA
COUNTY OF SAN MATEO

)
LOUISIANA MUNICIPAL POLICE	)
EMPLOYEES’ RETIREMENT SYSTEM	)	No. CIV 474945
on behalf of itself and all other similarly	)
situated persons,	)
	)	CLASS ACTION
Plaintiff,	)
	)	CLASS ACTION COMPLAINT
v.	)
)
GENENTECH, INC.,	)
ROCHE HOLDINGS, INC.,	)
WILLIAM M. BURNS,	)	JURY TRIAL DEMANDED
ERICH HUNZIKER,	)
JONATHAN K.C. KNOWLES,	)
HERBERT W. BOYER,	)
ARTHUR D. LEVINSON,	)
DEBRA L. REED, and	)
CHARLES A. SANDERS,	)
)
Defendants.	)
)
     Plaintiff, by and through its attorneys, alleges upon personal knowledge as to itself and its own acts, and upon information and belief as to all other matters, based upon the investigation conducted by and through its attorneys, which included, inter alia, a review of documents filed by defendants with the Securities and Exchange Commission (the “SEC”), news reports, press releases and other publicly available documents, as follows:
CLASS ACTION COMPLAINT

SUMMARY OF COMPLAINT
     1. This is a shareholder class action on behalf of the public shareholders of Genentech, Inc. (“Genentech” or the “Company”) common stock for declaratory and injunctive relief or, alternatively, for monetary damages resulting from Defendant Roche Holdings, Inc.’s (“Roche” or “RHI”) repeated breaches of the fiduciary duties owed by them, as the majority shareholder of Genentech, to Plaintiff and the other minority shareholders. Those breaches occurred, and are continuing, in connection with an unlawful scheme and plan to enable Roche to squeeze-out Genentech’s minority shareholders and acquire 100% ownership of Genentech for grossly unfair and inadequate consideration at a time when the Company has highly lucrative pharmaceutical products in its pipeline.
     2. Roche’s proposed acquisition of the remaining shares it does not own for $89 per share offers a slim 8.8% premium to Genentech’s minority shareholders (the “Proposed Transaction”) compared to its previous trading day closing price of $81.82 per share. The Proposed Transaction provides grossly inadequate consideration to Genentech’s minority shareholders in light of the Company’s lucrative pipeline of pharmaceutical products. In fact, the market has acknowledged the inadequacy of the $89 per share offer as shares of Genentech have traded at over $93 per share since the announcement of the Proposed Transaction.
     3. Analysts who closely watch Genentech expressed further dismay with Roche’s inadequate offer. An Oppenheimer analyst commented that Roche was trying to take advantage of promising new uses for Genentech-produced colorectal cancer drug Avastin and stated, “[w]e believe Roche is attempting to capture [Genentech’s] significant future growth on the cheap.”
     4. A Morgan Stanley analyst stated, “Roche’s $89/share offer for Genentech is inadequate, in our view, under almost any reasonable business scenario . . . and ... is less than the average trading multiple of large cap biotechs.” The Roche offer is 23 times Genentech’s 2009 expected price/earnings multiple, compared with rivals such as ImClone Systems and Celgene, for which expected 2009 price/earnings multiples are 40 times and 32 time, respectively.
     5. A JP Morgan analyst noted that the Proposed Transaction “substantially undervalues
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Genentech’s pipeline.” Also, in response to the Proposed Transaction, Lehman Brothers raised its Genentech price targets to $105 per share and suggested that Genentech is worth $120 per share, based on its position in the pharmaceutical industry and potential for its development programs which include continued development of Avastin for the colon cancer and breast cancer market.
     6. Roche is conflicted, and it and its hand-picked directors placed on the Genentech Board of Directors must establish the entire fairness of the proposed transaction. Plaintiff alleges that it and the other public stockholders of Genentech are entitled to seek to enjoin the proposed transaction or, alternatively, recover damages in the event the transaction is accomplished. Defendants’ breaches of their fiduciary duties to Genentech public shareholders include, but are not limited to, proposing that Roche acquire all outstanding shares of Genentech for grossly inadequate consideration for Genentech shareholders and failing to inform Genentech’s minority shareholders as to the true value of Genentech in a fair auction or other fair process.
JURISDICTION AND VENUE
     7. This Court has jurisdiction over Defendants who conduct business in California and/or are citizens of California. This action is not removeable.
     8. Venue is proper in this Court because the conduct at issue took place and had effect in this County. Genentech’s principal place of business is in the County.
PARTIES
     9. Plaintiff Louisiana Municipal Police Employees’ Retirement System (“MPERS”) is a holder of Genentech common stock and brings this action as a class action on behalf of itself and all other shareholders of Genentech who are similarly situated, for declaratory and injunctive relief or, alternatively, for monetary damages. MPERS has been a stockholder of Genentech at all material times alleged in this Complaint and will continue to be a stockholder through its pendency.
     10. Defendant Genentech is a biotechnology company that discovers, develops, manufactures, and commercializes pharmaceutical products to treat the medical needs of patients. A number of currently approved biotechnology products originated from or are based on Genentech science. Genentech is incorporated in Delaware and is headquartered at 1 DNA Way, South San
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Francisco, California. Shares of Genentech common stock trade under the symbol “DNA” on the New York Stock Exchange.
     11. Defendant RHI is a Delaware corporation located at 1220 N. Market St., Suite #334, Wilmington, DE 19801-2535. RHI is Genentech’s majority stockholder owning 55.9% of the Company. RHI is an indirect wholly-owned subsidiary of Roche Holding Ltd. which is a corporation organized, existing, and doing business under and by virtue of the laws of Switzerland, with its principal executive offices located at Grenzacherstrasse 124, Basel, Switzerland 4002. Roche Holding Ltd., together with its subsidiaries (collectively, “The Roche Group”) is one of the world’s leading research-based healthcare groups active in the discovery, development, manufacture and marketing of pharmaceuticals and diagnostic systems.
     12. Defendant William M. Burns (“Burns”) has been a director of Genentech since April 2004. Burns is also Chief Executive Officer of the Pharmaceuticals Division and Member of the Corporate Executive Committee, The Roche Group. He was appointed chief executive officer of the Pharmaceuticals Division of The Roche Group, an international healthcare company, in January 2005 and was elected to the Corporate Executive Committee of The Roche Group in 2000. From 2001 to December 2004, Burns served as head of the Pharmaceuticals Division of The Roche Group. From 1998 to 2001, Burns served as head of Europe and International Business of Roche Pharmaceuticals. Pursuant to the affiliation agreement, Burns is a designee of Roche.
     13. Defendant Erich Hunziker (“Hunziker”) has been a director of Genentech since April 2004. Hunziker is Chief Financial Officer and Member of the Corporate Executive Committee, The Roche Group. He joined the Roche Group as chief financial officer in 2001 and was elected to the Executive Committee of the Roche Group at that time. In January 2005, he was appointed deputy head of the Executive Committee. Pursuant to the affiliation agreement, Hunziker is a designee of Roche.
     14. Defendant Jonathan K.C. Knowles (“Knowles”) has been a director of Genentech since February 1998. Knowles is President of Global Research and Member of the Corporate Executive Committee, The Roche Group. He joined The Roche Group as head of global research in
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September 1997. In January 1998, he became a member of the Corporate Executive Committee of The Roche Group. Pursuant to the affiliation agreement, Knowles is a designee of Roche.
     15. Defendant Herbert W. Boyer (“Boyer”) has been a director of Genentech since 1976. Boyer is a co-founder of Genentech and served as a vice president of Genentech from 1976 to 1991. Boyer serves as vice-chairman of the Board of Directors of Allergan, Inc.
     16. Defendant Arthur D. Levinson (“Levinson”) has been Chairman of the Genentech Board of Directors since 1999. Levinson was elected as Genentech’s Chief Executive Officer in 1995. Since joining the Company in 1980, Levinson has been a senior scientist, staff scientist and the director of the Company’s Cell Genetics Department. He was appointed vice president of Research Technology in April 1989, vice president of Research in May 1990, senior vice president of Research in December 1992, senior vice president of Research and Development in March 1993 and president in July 1995. Levinson also serves as a member of the Board of Directors of Apple Computer, Inc. and Google, Inc.
     17. Defendant Debra L. Reed (“Reed”) has been a director of Genentech since 2005. Reed is president and chief executive officer of San Diego Gas & Electric (“SDG&E”) and Southern California Gas Co. (“SoCalGas”), Sempra Energy’s California regulated utilities. Reed also serves on the Boards of Directors of Halliburton Company, SDG&E and SoCalGas.
     18. Defendant Charles A. Sanders (“Sanders”) has been a director of Genentech since 1999 and became lead director in February 2003. He served as chief executive officer of Glaxo Inc., a pharmaceutical company, from 1989 to 1994, and was the chairman of the board of Glaxo Inc. from 1992 to 1995. Sanders is also a member of the Boards of Directors of Vertex Pharmaceuticals, Biopure Corporation, Cephalon, Inc., and Icagen, Inc.
     19. Defendants Burns, Hunziker, Knowles, Boyer, Levinson, Reed and Sanders are all collectively referred to herein as the “Individual Defendants.” The Individual Defendants owe fiduciary duties to the Company, the Plaintiff and Genentech shareholders and owe them the highest obligations of duty, loyalty and fair dealing.
     20. Defendant RHI, as a controlling shareholder, owes fiduciary duties to the Company,
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the Plaintiff and Genentech shareholders and owe them the highest obligations of duty, loyalty and fair dealing.
CLASS ACTION ALLEGATIONS
     21. This action is brought by Plaintiff on behalf of herself, the general public, and pursuant to California Code of Civil Procedure Section 382, as representative of a class (the “Class”).
     22. The Class is defined as:
All shareholders of Genentech, Inc. (except Defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with Defendants) who are or will be deprived of the opportunity to maximize the value of their shares of DNA stock as a result of the breaches of fiduciary duty and other misconduct complained of herein.
     23. Although the exact size of the class is unknown, 1,050,891,782 shares of Genentech common stock were outstanding as of April 30, 2008. Plaintiff believes that more than 460 million Genentech shares are publicly held and available for trading. Consequently, the number of Class members is believed to be in the thousands and members of the Class are likely scattered across the United States. Based upon the number of Genentech shareholders, the total number of class members is such that it would be impracticable to bring them all before the court.
     24. Plaintiff’s claims are typical of the claims of the members of the Class. Plaintiff and the members of the Class have sustained damages as a result of the conduct described herein. Accordingly, Plaintiff and the other members of the Class have a common interest in this litigation.
     25. Plaintiff will fairly and adequately protect the interests of the members of the Class. Plaintiff has no interests antagonistic to the Class and otherwise has no conflict of interest that could compromise its adequacy to protect the Class’s interests in this litigation. Further, Plaintiff has retained counsel who is highly experienced in prosecuting complex class actions.
     26. Common questions of law and fact exist as to all members of the Class, and predominate over questions which only affect individual members of the Class. Among the questions of law and fact which are common to the class are:
i.	whether Defendants breached the fiduciary duties that they owe and continue to
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owe to the Plaintiff and other Class members;
ii.	whether the Proposed Transaction complained of herein is fair to Plaintiffs and other Class members;

iii.	whether the Proposed Transaction underestimates the true value of Genentech;

and

iv.	whether Plaintiff and other Class members will be irreparably harmed by Defendants’ misconduct, if they are not enjoined from the misconduct complained of herein.
     27. Common questions of law and fact predominate over any questions affecting solely individual members of the Class.
     28. A class action is superior to other available methods for the fair and efficient adjudication of this controversy. Since the damages suffered by each Class member may be relatively small, albeit significant, the expense and burden of individual litigation make it impractical for most Class members individually to seek redress for the wrongful conduct alleged herein. Additionally, the individual prosecution of these claims would create a risk of inconsistent and contradictory adjudications in connection with each individual Class member’s claim.
     29. Plaintiff knows of no difficulty that will be encountered in the management of this litigation that would preclude its maintenance as a class action.
     30. The identities of the members of the Class can be obtained from Defendant’s records. Notice can be provided to members of the Class through the mails, e-mails and/or publication in the press or on the Internet.
FACTUAL BACKGROUND
     31. Genentech is a biotechnology company that discovers, develops, manufactures, and commercializes pharmaceutical products to treat the medical needs of patients. A number of currently approved biotechnology products originated from or are based on Genentech science.
     32. In 2007, Genentech had U.S. product sales of $8.540 billion, a 19% increase over U.S. product sales of $7.169 billion in 2006. Operating revenues were $11.718 billion, a 26%
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increase over operating revenues of $9.28 billion in 2006. Net income increased 31% to $3.142 billion from $2.39 billion in 2006, and earnings per share increased 32% to $2.94 per share from $2.23 per share in 2006. Arthur D. Levinson, Genentech’s CEO noted that this was the Company’s “tenth consecutive year of double-digit revenue growth.” Levinson stated that, “[i]n 2008, we will continue to invest in the 20 new molecular entities in clinical development and look forward to new data from a number of potentially important line extensions, including Rituxan for multiple sclerosis and lupus and Avastin in combination with Tarceva for advanced non-small cell lung cancer.”
Genentech’s Relationship with Roche Holdings, Inc.
     33. Genentech has a unique relationship with RHI which goes back many years to September 7, 1990, when a wholly owned subsidiary of RHI was merged with and into Genentech. On October 25, 1995, a second wholly owned subsidiary of RHI was merged with and into Genentech. Genentech describes its current arrangement with Roche as follows:
In June 1999, we redeemed all of our callable putable common stock (“Special Common Stock”) held by stockholders other than Roche Holdings, Inc. (“Roche”) for cash pursuant to a contractual obligation with Roche that gave Roche the right to require such a redemption. Upon completion of the redemption, Roche’s ownership percentage of our Special Common Stock was 100%. In July and October of 1999 and March 2000, Roche completed public offerings of our Common Stock and in January 2000, Roche completed an offering of its zero-coupon notes exchangeable for our Common Stock held by Roche. At the conclusion of these public offerings in March 2000, Roche’s ownership of our Common Stock was 58.9%. On December 31, 2007, Roche’s ownership of our Common Stock was 55.8%.
During the period that Roche owned all of our outstanding equity, we amended our Certificate of Incorporation and entered into an affiliation agreement with Roche that enabled our current management to conduct our business and operations as we had done in the past while at the same time reflecting Roche’s ownership in us. The affiliation agreement is for the exclusive benefit of Roche and can be amended at any time by Roche and us. We also amended our bylaws to provide Roche with certain proportional representation rights with respect to membership on our Board of Directors and committees.
Our Amended and Restated Certificate of Incorporation provides that the provisions of our bylaws described under “Composition of Board of Directors,” “Roche’s Right to Proportional Representation,” “Membership
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of Committees” and “Nomination of Directors,” may be repealed or amended only by a 60% vote of our stockholders. However, Roche’s right to nominate a number of directors proportional to Roche’s ownership interest until Roche’s ownership interest is less than 5%, may be repealed or amended only by a 90% vote of our stockholders.
     34. Genentech states in its SEC filings that, “[a]s prescribed by our bylaws, our Board currently consists of seven members: three nominees of Roche, one of our executive officers and three independent directors. All of our directors other than those designated by Roche are nominated by the Nominations Committee of the Board.” A majority of the members of the Nominations Committee must approve the nomination of any person for director not designated by Roche. The Nominations Committee of the Board, is currently composed of Herbert Boyer, William Burns, and Erich Hunziker. As noted above, Defendants Burns and Hunziker are Roche officers.
     35. RHI is guaranteed representation on all five committees of the Board: Audit Committee; Compensation Committee; Corporate Governance Committee; Executive Committee; and Nominations Committee. In particular, Genentech states in its SEC filings:Roche is entitled to designate at least one member of each committee and, upon providing notice to the Company, is entitled to proportional representation on each committee. However, under the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and rules of the Securities and Exchange Commission (the “SEC”) promulgated thereunder as well as New York Stock Exchange (“NYSE”) rules relating to corporate governance, no Roche director may be a member of the Audit Committee. Roche’s committee members may designate another Roche director to serve as their alternates on any committee.
Under our bylaws, the Nominations Committee is required to have three members. Any time that Roche’s ownership percentage of our stock is equal to or greater than 80%, the Nominations Committee is to be comprised of two Roche nominees and one independent director. Any time that Roche’s ownership percentage of our stock is less than 80%, the Nominations Committee is to be comprised of a number of Roche nominees equal to Roche’s ownership percentage times three, rounded up to the next whole number if Roche’s total voting power is greater than 50% and rounded down if Roche’s total voting power is less than or equal to 50%. However, Roche may not have more than two nominees at any time. Roche currently has two nominees on the Nominations Committee.
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     36. According to its SEC filings, RHI also has a right to proportional representation:
Under our bylaws, Roche is entitled to representation on our Board proportional to its ownership interest in our Common Stock. Roche is entitled to have a number of directors equal to its percentage ownership of our Common Stock times the total number of directors, rounded up to the next whole number if Roche’s ownership interest is greater than 50% and rounded down if it is less than or equal to 50%. Upon Roche’s request, we will immediately take action to increase the size of our Board or to fill the vacancies by electing Roche nominees in order to achieve Roche’s proportional representation.
If Roche’s ownership interest of our Common Stock falls below 40%, the Roche directors will resign to the extent Roche’s representation exceeds its proportional ownership interest. The number of directors required to resign shall be rounded up to the next whole number. Roche shall thereafter be entitled to nominate a number of directors proportional to Roche’s ownership interest rounded down to the next whole number, until Roche’s ownership interest is less than 5%.
     37. In its most recent Form 10-K, Genentech expressly acknowledges that RHI, with its majority ownership of Genentech common stock, controls the Company:
As our majority stockholder, RHI controls the outcome of most actions requiring the approval of our stockholders. Our bylaws provide, among other things, that the composition of our Board of Directors shall consist of at least three directors designated by RHI, three independent directors nominated by the Nominations Committee, and one Genentech executive officer nominated by the Nominations Committee. Our bylaws also provide that RHI will have the right to obtain proportional representation on our Board until such time that RHI owns less than five percent of our stock. Currently, three of our directors—Mr. William Burns, Dr. Erich Hunziker, and Dr. Jonathan K. C. Knowles—also serve as officers and employees of Roche. As long as RHI owns in excess of 50 percent of our Common Stock, RHI directors will be two of the three members of the Nominations Committee. Our certificate of incorporation includes provisions related to competition by RHI affiliates with Genentech, offering of corporate opportunities, transactions with interested parties, intercompany agreements, and provisions limiting the liability of specified employees. We cannot assure that RHI will not seek to influence our business in a manner that is contrary to our goals or strategies or the interests of other stockholders. Moreover, persons who are directors of Genentech and who are also directors and/or officers of RHI may decline to take action in a manner that might be favorable to us but adverse to RHI.
Additionally, our certificate of incorporation provides that any person purchasing or acquiring an interest in shares of our capital stock shall be deemed to have consented to the provisions in the certificate of incorporation related to competition with RHI, conflicts of interest with RHI, the offer of corporate opportunities to RHI, and intercompany
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agreements with RHI. This deemed consent might restrict our ability to challenge transactions carried out in compliance with these provisions.
     38. Genentech’s affiliation agreement with RHI limits the Company’s ability to make acquisitions or divestitures. For example, the affiliation agreement with RHI contains provisions that (1) require the approval of the directors designated by RHI to make any acquisition or any sale or disposal of all or a portion of our business representing 10% or more of Genentech assets, net income, or revenue; (2) enable RHI to maintain its percentage ownership interest in Genentech common stock; and (3) requires the Company to establish a stock repurchase program designed to maintain RHI’s percentage ownership interest in our Common Stock based on an established Minimum Percentage.
     39. Without the prior approval of the Roche directors, Genentech may not approve: any acquisition constituting a substantial portion of its business or assets; any sale, lease, license, transfer or other disposal of all or a substantial portion of its business or assets not in the ordinary course of its business; any issuance of capital stock other than (1) issuances pursuant to employee incentive plans not exceeding 5% of voting stock, (2) issuances upon the exercise, conversion or exchange of any of outstanding capital stock, and (3) other issuances not exceeding 5% of voting stock in any 24 month period; and any repurchase or redemption of our capital stock other than (1) a redemption required by the terms of a security and (2) purchases made at fair market value in connection with any of our deferred compensation plans. A “substantial portion” of its business or assets generally means a portion of the business or assets accounting for 10% or more of the Company’s consolidated total assets, contribution to net income or revenues.
     40. Under its affiliation agreement with Genetech, RHI has the ability to maintain its percentage ownership in Genentech stock. The Company states in its SEC filings:
We issue shares of Common Stock in connection with our stock option and stock purchase plans, and we may issue additional shares for other purposes. Our affiliation agreement with RHI provides, among other things, that with respect to any issuance of our Common Stock in the future, we will repurchase a sufficient number of shares so that immediately after such issuance, the percentage of our Common Stock owned by RHI will be no lower than 2% below the “Minimum Percentage” (subject to certain conditions). The Minimum Percentage equals the lowest number of shares of Genentech Common Stock owned by RHI since the July 1999 offering (to be adjusted in the future for
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dispositions of shares of Genentech Common Stock by RHI as well as for stock splits or stock combinations) divided by 1,018,388,704 (to be adjusted in the future for stock splits or stock combinations), which is the number of shares of Genentech Common Stock outstanding at the time of the July 1999 offering, as adjusted for stock splits. We have repurchased shares of our Common Stock since 2001. The affiliation agreement also provides that, upon RHI’s request, we will repurchase shares of our Common Stock to increase RHI’s ownership to the Minimum Percentage. In addition, RHI will have a continuing option to buy stock from us at prevailing market prices to maintain its percentage ownership interest. Under the terms of the affiliation agreement, RHI’s Minimum Percentage is 57.7%, and RHI’s ownership percentage is to be no lower than 55.7%. As of March 31, 2008, RHI’s ownership percentage was 55.8%.
     41. In addition, Genentech has entered into related party transactions with Roche affiliates. For example, Genentech has two product supply agreements with Roche in which Roche has agreed to purchase specified amounts of Genentech’s Herceptin, Avastin, and Rituxan products. Further in December 2007, Roche opted-in to Genentech’s trastuzumab drug conjugate products. As part of the opt-in, Roche paid $113 million and will pay 50% of subsequent development costs related to the trastuzumab drug conjugate products. In March 2008, Roche opted-in to the Avastin glioblastoma multiforme. As part of the opt-in, Roche paid Genentech $19 million and will pay 75% of ongoing development costs related to the Avastin glioblastoma multiforme indication.
     42. As a result of its majority ownership of Genentech, the appointment of senior Roche officers to the Genentech Board of Directors, and its related party transactions with Genentech, Defendant Roche is in the possession of material non-public information regarding Genentech.
     43. Further, Roche’s majority ownership imposes a significant hurdle to any competing bidders for the shares of Genentech’s minority shareholders.
Roche’s Proposed Transaction
     44. On July 21, 2008, Roche, the majority owner of Genentech with approximately 55.9% of the outstanding shares of Genentech, made an offer to acquire all outstanding shares of Genentech stock not owned by Roche for $89.00 per share in cash or a total payment of approximately $43.7 billion.
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     45. The Roche press release announcing the Proposed Transaction stated as follows:
BASEL, Switzerland, July 21 /PRNewswire-FirstCall/ — Roche (SWX: ROG.VX; RO.S; OTCQX; RHHBY), a world-leading healthcare company, announced today that it has proposed to acquire the outstanding publicly held interest in Genentech (NYSE: DNA), a leading biotechnology company, for US$89.00 per share in cash, or a total payment of approximately US$43.7 billion to equity holders of Genentech other than Roche. Roche acquired a majority in Genentech in 1990 and currently owns 55.9% of all outstanding shares.
     Commenting on the proposal, Franz Humer, Chairman of the Board of Roche, said, “Our long and successful participation in Genentech has provided great benefits to both of our companies and shareholders. It has resulted in one of the biggest success stories in the healthcare industry. Roche’s significant investment in Genentech over many years has helped it to focus on innovation and long-term projects, leading to some of the most important breakthroughs in the treatment of cancer and other life-threatening diseases. The transaction will create a unique opportunity to evolve Roche’s hub-and-spoke model into a structure that allows us to strengthen the focus on innovation and accelerate the search for new solutions for unmet medical needs. Combining the strengths of Roche and Genentech will create significant value and result in benefits for patients, employees and shareholders.”
     Severin Schwan, CEO of Roche, said, “We are looking forward to working more closely with our colleagues from Genentech. We have great respect for their achievements and we will take the necessary steps to nurture Genentech’s innovative and unique science-driven culture. The Genentech Founders Research Center will operate as an independent unit within the Roche Group to safeguard a diversity of different approaches and to foster the long term flow of novel breakthrough medicines. At the same time, we will be better able to share technologies and expertise in pharmaceuticals and diagnostics across the Group and broaden the mutual access to the external innovation networks of both companies. As Genentech has grown from a research-focused biotech venture into an integrated pharmaceutical organization, the transaction will also unlock synergies by leveraging the scale of the combined operations in the U.S. and improving operational efficiency.”
     Combined company structured to foster innovation
     Genentech will operate as an independent research and early development center within Roche from its existing campus in South San Francisco, retaining its talent and approach to discovering and progressing
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new molecules. Roche’s Palo Alto Virology research and development activities will relocate to South San Francisco, while its Palo Alto Inflammation group will become part of Roche’s Nutley, NJ research and development organization. Nutley will host two global Disease Biology Areas (Oncology and Inflammation) as well as key functions in Metabolism and will remain an important pillar for the U.S. and Roche’s global organization. With Genentech’s site in South San Francisco and Roche’s New Jersey-based campus, the U.S. will be home to the biggest research and development centers within the Roche Group.
     The structure of the combined company will allow for a diversity of approaches in research and early development, while also strengthening cross fertilization between the companies, leading to enhanced overall innovation within the Group. Roche’s recently adopted Disease Biology Area approach, which allows five diverse groups to manage their innovative portfolios, will be maintained and strengthened. This, together with recent moves into RNAi (Ribonucleic Acid interference) and delivery technologies, as well as licensing activities, continues to provide a stimulating environment for the creation of medically differentiated medicines.
     Roche’s Pharma commercial operations in the U.S. will be moved from Nutley to Genentech’s site in South San Francisco. The combined company’s U.S. commercial operations in pharmaceuticals will reflect the Genentech name, leveraging the strong brand value of Genentech in the U.S. market. The existing U.S. sales organizations of both companies will be maintained, resulting in a very strong presence in several specialty areas.
     Genentech’s Late Stage Development and Manufacturing operations will be combined with the global operations of Roche, achieving substantial scale benefits, operational synergies and cost avoidance. Roche’s manufacturing in Nutley will be closed and support functions, such as informatics and finance, will be consolidated.
     Enhanced ability to innovate
     The transaction will over time significantly enhance cooperation and cross fertilization among all research hubs inside and outside of the combined company. Sharing of technologies (e.g. RNAi, novel protein architectures), assets (e.g. chemical libraries), intellectual property (e.g. antibody production), unique capabilities (e.g. exploratory development, modeling and simulation) and know-how of the combined research organization will strengthen the Group’s ability to innovate. Genentech and Roche have many complementary strengths and assets and joining their respective experience and knowledge will be mutually beneficial. The separate research and early development unit in South San Francisco
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led by Genentech will be given the operational freedom to maintain a high level of creativity and independent decision making. Genentech will also have access to the full strength of Roche’s worldwide development organization, thus significantly enhancing its ability to leverage international clinical trials and expertise. The combined company will have one of the strongest emerging product pipelines in the industry, with a number of exciting compounds in development across key therapeutic areas.
     Greater operational efficiency
     By reducing complexity and eliminating duplicative functions in areas like development, manufacturing, corporate administration and support functions, the combination will result in well-aligned structures and lean processes. Bringing these functions into the Roche global structures will reduce complexity at Genentech’s South San Francisco site, concentrating Genentech’s focus on innovative research and early development and science.
     Stronger competitive position and scale in the U.S.
     The combined entity will be the seventh largest U.S. pharmaceuticals company in terms of market share. It will generate more than US$15 billion in annual revenues and will employ around 17,500 pharma employees in the U.S. alone, including a combined sales force of approximately 3,000 people. Including diagnostics, the Roche Group will employ around 25,000 people in the U.S. The company’s combined broad portfolio and expansive commercial operations will enhance its ability to successfully commercialize emerging new medicines in the critical, but challenging and rapidly evolving, U.S. healthcare market.
     Strong financial benefits for both Genentech and Roche shareholders
     The transaction will create significant value for shareholders of both Genentech and Roche. The offer represents a one day premium of 8.8% to Genentech’s closing price of US$81.82 on July 18, 2008 and a one month premium of 19.0% to Genentech’s closing price of US$74.76 on June 20, 2008.
     Roche expects the combination to generate annual pre-tax cost synergies of approximately US$750 to $850 million. Savings resulting from this combination will enable the new company to increase and better focus its investment in innovation.
     The transaction is expected to be accretive to Roche’s earnings per
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share in the first year after closing. The combined company will generate substantial free cash flow that will enable it to reduce acquisition-related debt rapidly, invest in further product launches and retain strategic flexibility.
     No impact on guidance for 2008 and dividend policy
     The transaction will have no impact on Roche’s sales and Core EPS targets for 2008, as communicated earlier in the year. Roche also remains committed to increasing its dividend pay-out ratio for the next three years as previously announced.
     Next steps
     Roche expects that the Genentech Board of Directors will establish a committee consisting solely of independent directors to evaluate Roche’s proposal with the assistance of independent outside financial and legal advisors. Genentech Board members who are employees of Roche will not participate in the evaluation of the proposal. Roche currently contemplates that the transaction would be implemented through a cash merger between Genentech and a Roche subsidiary, pursuant to which all currently outstanding shares and options of Genentech other than shares owned by Roche would be converted into cash. The precise terms of the transaction, as well as the conditions to its consummation, will be determined through negotiations with the independent directors. It is anticipated that, in addition to customary conditions, the merger would be subject to the approval of holders of a majority of the Genentech outstanding shares not held by Roche. Roche expects to complete the transaction as soon as possible following negotiation of a definitive merger agreement.
     Roche has advised Genentech that its sole interest is in acquiring the remaining shares of Genentech held by the minority shareholders and that it has no interest in a disposition of its controlling equity stake in Genentech.
     Greenhill & Co. is acting as financial advisor to Roche and Davis Polk & Wardwell is acting as legal counsel. Roche will finance the transaction through a combination of its own funds and debt financing. Roche is confident that it can raise the necessary debt financing to consummate the proposed transaction.
     Following is the text of the letter Roche sent on July 21, 2008 to the independent directors on Genentech’s Board of Directors:
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Dear Ms. Reed, Dr. Boyer and Dr. Sanders:
     The healthcare industry, particularly with regard to pharmaceuticals, remains under significant pressure to improve innovation and to deliver more and better care and products of high value to society. A combination of these external pressures, our desire to achieve the best possible results for patients, and the necessary delivery of acceptable returns for our shareholders has caused Roche continually to seek ways to enhance innovation and improve our efficiency of operation and overall performance.
     Over the course of the nearly 20 years that Roche has owned a majority of the stock of Genentech, the two companies have worked together with great success, to the benefit of all of our shareholders. During those 20 years Genentech has made great innovative contributions to patient care. Roche, over the same period, has progressed from a more diversified healthcare group to one with a sharper focus on innovation-driven activities within therapeutics and diagnostics, and importantly on the interplay between the two in developing personalized solutions and treatment for patients. While continuing its extraordinary research efforts Genentech has also, through its success and resulting growth, gradually come to resemble a major pharmaceutical company, both in terms of overall revenues and functional split of employees. As a result, there is today an opportunity to realize significant synergies by combining the two companies and integrating their operations while continuing the Genentech research engine and early development activities as an independent center under the Genentech name and leadership.
     Accordingly, after considerable thought, we have reached the conclusion that combining Genentech and Roche will maximize the potential performance of the two companies and is in the best interests of Roche’s shareholders. In order to compensate Genentech’s public shareholders appropriately, we are proposing a cash merger between Genentech and a Roche subsidiary pursuant to which all currently outstanding shares and options of Genentech other than shares owned by Roche would be converted into cash at US$89.00 per share. This offer would provide a total of US$43.7 billion to equity holders of Genentech other than Roche.
     The price we are offering represents a one day premium of 8.8% to Genentech’s closing price of US$81.82 on July 18, 2008 and a one month premium of 19.0% to Genentech’s closing price of US$74.76 on June 20, 2008. We believe our offer is both fair and generous and provides an opportunity for all non-Roche Genentech shareholders to receive an immediate premium for all of their shares. We note that while we are
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     committed to a combination of Genentech and Roche, we will not consider any sale or other disposition of Roche’s Genentech stock.
     The merger would be subject to the negotiation of mutually acceptable documentation and the approval of a majority of the non-Roche shareholders of Genentech. We anticipate consummating the transaction promptly after Genentech shareholder approval has been obtained.
     We understand your role as independent directors and your responsibility and intention to act in the best interests of the Genentech shareholders in reviewing and making a decision with respect to our offer. Accordingly, we expect and encourage you to retain counsel and financial advisors who are experienced in these matters and independent of Roche and Genentech. After you have had a chance to consider our offer with your advisors, we would welcome the opportunity to discuss our proposal with you and your advisors. Roche’s investment banking advisor is Greenhill & Co., and our attorneys are Davis Polk & Wardwell. They and we will be available to discuss matters with you and your advisors at your convenience.
     Because we wish to be sure that all Genentech and Roche shareholders are fully informed about the proposal we are making, we have decided to release this letter to the public. (Attached is a copy of the press release that is being issued on July 21 at 6:30 a.m. CET.)
     I look forward to speaking to you soon and to working together expeditiously to bring this transaction to a prompt and successful conclusion.
     Very truly yours,
     Franz B. Humer
     cc: Arthur Levinson, Ph.D.
     46. In response to the Proposed Transaction, Genentech issued a press release stating:
South San Francisco, Calif. — July 21, 2008 — Genentech, Inc. (NYSE:DNA) announced today that it has received a proposal from Roche to acquire all of the outstanding shares of Genentech stock not owned by Roche at a price of $89.00 in cash per share. Currently, Roche owns approximately 55.9% of the outstanding shares of Genentech. Genentech expects that a special committee of its Board of Directors, composed of the independent directors, will be convened promptly to determine what action to take with respect to the proposal.
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Roche’s $89 Per Share Offer to Minority Shareholders is Grossly Inadequate
     47. The Proposed Transaction provides grossly inadequate consideration to Genentech’s minority shareholders. The Proposed Transaction offers a slim one day premium to Genentech shareholders of 8.8%. In fact, shares of Genentech have traded in excess of the $89 offering price at over $93 per share since the offer was disclosed.
     48. On July 21, 2008, shares of Genentech closed at $93.88 per share, reflecting the market’s view that the fair value of Genentech shares exceed the $89 per share offer by Roche.
     49. In response to the Proposed Transaction, analysts agreed that the $89 per share offer was inadequate:
a.	An Oppenheimer analyst commented that Roche was trying to take advantage of promising new uses for Genentech-produced colorectal cancer drug Avastin and stated, “[w]e believe Roche is attempting to capture [Genentech’s] significant future growth on the cheap.”

b.	A Morgan Stanley analyst stated, “Roche’s $89/share offer for Genentech is inadequate, in our view, under almost any reasonable business scenario . . . and . . . is less than the average trading multiple of large cap biotechs.” The Roche offer is 23 times Genentech’s 2009 expected price/earnings multiple, compared with rivals such as ImClone Systems and Celgene, for which expected 2009 price/earnings multiples are 40 times and 32 time, respectively.

c.	A JP Morgan analyst noted that the Proposed Transaction “substantially undervalues Genentech’s pipeline.”

d.	Lehman Brothers raised its Genentech price targets to $105 per share in response to the Proposed Transaction and suggested that Genentech is worth $120 per share, based on its position in the pharmaceutical industry and potential for its development programs which include continued development of Avastin for the colon cancer and breast cancer market.
     50. The Proposed Transaction has a single purpose: to enable Roche to acquire 100%
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equity ownership of Genentech and its valuable assets for its own benefit at a large discount from the fair price. This is all at the expense of Genentech’s public stockholders, who will be deprived of their equity investment and the benefits thereof including, among other things, the expected growth in the Company’s profitability.
     51. RHI has a unique relationship with the Company in which it controls over 55% of the Company’s common stock and in which it has numerous special rights as described above. These special rights include, among other things, special rights to representation on the Board of Directors and Board committees and special rights to “veto” corporate business decisions. Accordingly, the Board of Directors is conflicted and cannot fulfill its fiduciary duties to Genentech’s minority shareholders. Such control is most evident in that RHI controls the gateway to the Board of Directors by maintaining a majority of its self-appointed directors on the Board’s Nominating Committee. Any special “independent” committee members have therefore been vetted by RHI by its representation on such committee.
     52. Although RHI is asserting that Genentech’s “Independent Directors” will review its proposal, the true independence of these directors is questionable. Indeed, RHI designates two of the three members of the Board’s Nominating Committee and has significant influence over who is appointed to the Genentech Board.
     53. The Defendants failure to act in the best interests of Genentech’s minority shareholders is demonstrated by, among other things: RHI’s attempt to acquire Genentech’s valuable assets for inadequate consideration; RHI’s controlling stake and special rights which prevents minority shareholders from preventing the consummation of an unfair transaction and inhibits minority shareholders from receiving an offer from a competing bidder; and RHI’s access to confidential information in formulating its unfair offer.
     54. Roche and the other Defendants therefore have engaged in self-dealing, and their interests conflict with those of the Company and its stockholders.
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FIRST CAUSE OF ACTION
For Breach Of Fiduciary Duty Against Defendant Roche
     55. Plaintiff repeats and realleges the allegations as in the paragraphs above, as if fully set forth herein.
     56. By reason of the foregoing, Roche violated fiduciary duties to Plaintiff and the other Class members by failing to ensure the maximization of shareholder value in the sale of Genentech. This breach of fiduciary duty includes Roche’s attempt to obtain the remaining common stock of Genentech that it did not own for grossly inadequate consideration, and thereby preventing Genentech shareholders from securing the best value available for their stock or effectively shopping the Transaction.
     57. The Transaction represents grossly inadequate consideration for Genentech shareholders. But for Roche’s vast majority of voting shares, the Transaction would never be consummated.
     58. Defendant RHI further breached its fiduciary duties by, inter alia, putting its interests ahead of the interests of the Company and its shareholders.
SECOND CAUSE OF ACTION
For Breach Of Fiduciary Duty Against All Individual Defendants
     59. Plaintiff repeats and realleges the allegations in the paragraphs above as if fully set forth herein.
     60. By reason of the foregoing, the Individual Defendants have also violated their duties of care, loyalty, good faith and entire fairness owed to Plaintiff and the Class, and have acted to place their personal interests ahead of Plaintiff and the Class.
THIRD CAUSE OF ACTION
For Injunctive Relief Against All Defendants
     61. Plaintiff repeats and realleges the allegations as in the paragraphs above, as if fully set forth herein.
     62. By reason of the foregoing, Plaintiff and the other Class members will be irreparably
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harmed unless the Proposed Transaction is enjoined by this Court.
     63. The harm that threatens Plaintiff and the other Class members outweighs the potential harm to Defendants if this Court grants an injunction. Roche embarked on a self-interested buy-out transaction that will benefit only itself. The Proposed Transaction, as it is currently designed, will cede 100% equity ownership of Genentech to Roche and its valuable assets for Roche’s own benefit at the expense of Genentech’s public stockholders. Denying Roche this obviously self-interested transaction could harm Roche’s own agenda but will actually benefit the Company by permitting it to engage in a fair, arms-length negotiation with potential buyers to the advantage of the Company and its shareholders. In contrast, if this Proposed Transaction is completed, Plaintiff and the other Class members will be deprived of their equity investment and the benefits thereof, including, among other things, the expected growth in the Company’s profitability, which they will be unable to recover if the Proposed Transaction is consummated.
     64. Plaintiff and the other Class members are likely to succeed on the merits of their claims. The Proposed Transaction that Roche has orchestrated is so self-interested that it alone will stand to gain from the Proposed Transaction. This is in stark contrast to the fiduciary duties of care and loyalty to Genentech’s minority shareholders that Roche and the Individual Defendants are required to exercise as a majority shareholder and directors of the Company.
     65. Plaintiff and the other Class members have no adequate remedy at law.
     WHEREFORE, Plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in its favor and in favor of the Class and against Defendants as follows:
     A. an Order certifying this action as a class action and designating Plaintiff and the undersigned counsel as representatives thereof;
     B. enjoining Defendants from proceeding with the Proposed Transaction and enjoining Defendant from taking any action, including enforcement of any anti-takeover device, with the effect of impeding a full and fair auction and open bidding process for the acquisition of Genentech;
     C. declaring the Proposed Transaction is in breach of Defendants’ fiduciary duties;
     D. requiring the Individual Defendants to fulfill their fiduciary duties to maximize the
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value of the shareholders’ common stock holdings by exploring third-party interests and accepting the highest offer obtainable for the public shareholders;
     E. rescinding, to the extent already implemented, the Proposed Transaction and/or any agreements formed pursuant to the Proposed Transaction, including any and all of the terms thereof;
     F. entering a declaratory judgment in favor of Plaintiff and the Class and against Roche declaring that the Proposed Transaction and/or any agreements formed pursuant to the Proposed Transaction, including any and all of the terms thereof, obtained through Roche’s breach of its fiduciary duties is null, void and of no effect and that Roche has not secured and is not entitled to any rights there under;
     G. entering a declaratory judgment in favor of Plaintiff and the Class and against Roche declaring and adjudging that the proposed Transaction and/or any agreements formed pursuant to the Proposed Transaction, including any and all of the terms thereof, violated Roche’s fiduciary duty, its duty of care and duty of loyalty to Genentech and its minority shareholders;
     H. awarding Plaintiff and the Class appropriate compensatory damages;
     I. awarding Plaintiff the costs, expenses and disbursements of this action, including any attorneys’ and experts’ fees and, if applicable, pre- and post-judgment interest;
     J. awarding Plaintiff and the Class any other compensatory, equitable and declaratory relief as this Court deems just, equitable and proper.
JURY DEMAND
     Plaintiff demands a trial by jury.

Dated: July 23, 2008	BERMAN DeVALERIO PEASE TABACCO BURT & PUCILLO
	By:	/s/ Christopher T. Heffelfinger
Christopher T. Heffelfinger
Joseph J. Tabacco, Jr. Nicole Lavallee 425 California Street, Suite 2025 San Francisco, CA 94104 Telephone: (415) 433-3200 Facsimile: (415) 433-6382 Attorneys for Plaintiff

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